FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)

Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

April 20, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

April 20, 2006 - Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) ("Grandview Gold" or the “Company”) is pleased to announce that its Board of Directors (the “Board”) has received two separate merger proposals (the “Proposals”). Accordingly the Board has retained Westwind Partners Inc., ("Westwind"), to assist in evaluating the proposals and to recommend a course of action to best enhance shareholder value.

The terms of the Westwind retainer also provide for the preparation and issuance of a fairness opinion by Westwind should one be required or deemed advisable.

Item 5.	Full Description of Material Change

April 20, 2006 - Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) ("Grandview Gold" or the “Company”) is pleased to announce that its Board of Directors (the “Board”) has received two separate merger proposals (the “Proposals”). Accordingly the Board has retained Westwind Partners Inc., ("Westwind"), to assist in evaluating the proposals and to recommend a course of action to best enhance shareholder value.

The terms of the Westwind retainer also provide for the preparation and issuance of a fairness opinion by Westwind should one be required or deemed advisable.

Grandview Gold Inc. is a gold exploration company focused on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Grandview Gold Inc.

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Raymond Pecoskie Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 20th day of April 2006.

Grandview Gold Inc.

"Raymond Pecoskie"

Raymond Pecoskie,
President & Chief Executive Officer

Grandview Gold Inc.